Item 77H

According to a filing on Schedule 13D pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 on December 10, 2001 by President and Fellows of Harvard College ("Harvard"), on November 30, 2001, Harvard beneficially owned 1,510,101 shares of The Brazilian Equity Fund, Inc. (the "Fund"), which represented approximately 27% of the outstanding common stock of the Fund. According to other filings by Harvard on Schedule 13D, it appears Harvard owned less than 25% of the outstanding common stock of the Fund prior to November 28, 2001. According to Exhibit B to a December 19, 2001 filing by Harvard on
Schedule 13D, Harvard acquired 397,000 shares of common stock of the Fund on November 28, 2001 (the "November 28, 2001 Transaction"). It appears that the November 28, 2001 Transaction resulted in Harvard beneficially owning more than 25% of the Fund. Accordingly, Harvard may be presumed to have acquired "control" o f the Fund on November 28, 2001, as that term is defined under the Investment Company of 1940, as amended. According to Harvard's most recent filing on Schedule 13D on February 20, 2002, Harvard beneficially owned 1,757,000 shares of common stock of the Fund as of that date, which represented approximately 31.5% of the outstanding common stock of the Fund.